United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ___.)

Press Release

Signature Page

Press Release
CVRD’s nickel reserves increase at Sudbury
Rio de Janeiro, June 21, 2007 – Companhia Vale do Rio Doce (CVRD) announces that exploration drilling at Creighton, a more than century-old nickel mine near Sudbury, province of Ontario, Canada, is confirming mineralization at depth that has the potential to extend the mine life well into the future and continue its longstanding economic contribution to its wholly-owned subsidiary, CVRD Inco Ltd. (CVRD Inco) Ontario operations.
The Creighton Deep Project, a deep mine exploration program, has the potential to almost double the proven and probable reserves at Creighton from 17 million metric tons grading 3.1% nickel and 2.5% copper to up to 32 million metric tons grading 1.9 to 2.2% nickel and 2 to 2.3% copper.
CVRD has proven and probable reserves of 850 million metric tons grading 1.37% nickel and, the largest in the world, the Ontario deposits represent 17.8% of its total reserves, as reported on the Form 20F annual report for 2006 filed with the US Securities and Exchange Commission.
In operation since 1901, Creighton has delivered a total of 173 million metric tons over its life with an average grade of 1.52% nickel and 1.22% of copper.
Exploration and advanced exploration diamond drilling have shown significant high-grade nickel, copper and platinum group elements (PGE) mineralization between the 2,150 and 3,200 meter levels at the mine.
The exploration program continues, and three exploration stations located 1.5 kilometers have been constructed to support further economic study of the findings to date. These latest stations are excavated further into the footwall beyond current infrastructure, allowing exploration to the 3200-meter level across the entire strike length of all ore bodies.
The long and successful experience of CVRD Inco in deep mine operation, with an excellent health and safety record, will be instrumental to the development of the next deepening phase at Creighton, contributing to extend the life of our Canadian operations and to value maximization.
The results announced today are part of CVRD’s global mineral exploration program, which involves a budgeted investment of US$ 120 million this year and is key to support our long-term value growth.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virginia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 21, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations